Filed Pursuant to Rule 433

Registration No. 333-126811

Exchange Traded Access to Difficult Markets

New access to difficult-to-reach markets

What are iPath Exchange Traded Notes (ETNs)?

Current products iPathSM GSCI® Total Return Index ETN iPathSM Dow-Jones-AIG Commodity Index Total ReturnSM ETN

Why commodities?

3054-iP-0506

1

Read slide.

Why iPath Exchange Traded Notes (ETNs)?

Convenient exposure Definable performance Liquidity

3054-iP-0506

2

iPath ETNs provide investors the vehicles to easily diversify portfolios of traditional assets with certain alternative, low-correlating assets. They were designed to offer:

•	Convenient exposure: Immediate, cost-effective* exposure to asset classes that haven’t always been easy to access

•	Definable performance: Designed to provide investors access to the returns of various market benchmarks, less investor fees

•	Liquidity: Flexibility with the liquidity provided by an exchange listing

Disclaimers

*	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities that are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from lower investors fees can help offset these costs. iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

Inside iPath ETNs

Securities issued by Barclays Bank PLC

Senior, unsecured debt

No principal protection or interest payments

Linked to the return of the underlying index, less investor fees

No underlying holdings

Intraday trading flexibility like most equities

3054-iP-0506

3

What exactly are iPath ETNs? iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. Designed to provide investors access to the returns of various market benchmarks, they provide the return of the underlying index, less investor fees. The first two iPath ETNs do not provide principal protection or interest payments and are due June 12, 2036.

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Barclays Bank PLC’s long-term unsecured obligations are rated*:

•	AA by Standard and Poor’s Securities, Inc.

•	Aa1 by Moody’s Investor Service, Inc.

While iPath ETNs are not equities or index funds, they do share several characteristics with them.

For example, like most equities:

•	Trading flexibility on an exchange

•	Long or short: iPath ETNs can be shorted subject to the ability to locate shares to borrow and to the uptick rule (a short sale can only occur following an uptick).

Like an index fund:

•	Linked to the return of benchmark indexes

•	Low investor fees**

iPath ETNs are redeemable at maturity or through Barclays Bank PLC on a weekly basis in amounts of at least 50,000 units per redemption***, based on a pre-determined return formula, and subject to the procedures described in the relevant prospectus.

Disclaimers

*	We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

**	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities that are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from lower investors fees can help offset these costs. iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

***	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Buying and selling iPath ETNs

Buy or sell anytime during market hours

Securities listed on the NYSE

Redeem directly to Barclays Bank PLC

Weekly in amounts of at least 50,000 units per redemption Hold until maturity See relevant prospectus for procedures

3054-iP-0506

4

iPath ETNs offer easy transferability, an exchange listing, and intraday trading flexibility. The first two iPath ETNs are listed on the NYSE and can be bought or sold anytime during market hours.

iPath ETNs can also be redeemed directly to Barclays Bank PLC:

•	Redeem at least 50,000 units on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.*

•	Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC equal to the principal amount of the units times the index factor on the final valuation date minus the investor fee on the final valuation date.

Details regarding redemption procedures are available in the applicable prospectus.

The weekly redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their intrinsic economic value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

Disclaimer

*	We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

iPath ETN return calculation

Cash payment at maturity is calculated as:

Index Factor

Principal Final Index Level

Amount of x – Investor Fee

iPath ETNs Initial Index Level

0.75% x Principal Amount

x Index Factor

The investor fee is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

3054-iP-0506

5

iPath ETNs are designed to provide investors a return that mirrors the performance of a market index, less investor fees. If you redeem your securities early, you will receive a Weekly Redemption Value which is a cash payment equal to the principal amount of your securities times the index factor on the applicable valuation date minus the investor fee on the applicable valuation date.

Tax treatment

No interest or income distributions

Investors recognize capital gain or loss upon:

Sale in secondary market Redemption to issuer Maturity

3054-iP-0506

6

iPath ETNs should be treated for all tax purposes as prepaid contracts with respect to the underlying index. If the iPath ETNs are so treated, investors will recognize capital gain or loss upon the sale, redemption, or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the securities. Because the iPath ETNs currently available are not treated as debt for tax purposes, investors will not recognize gain due to interest inclusions or original issue discount (OID) before their sale, redemption, or maturity.

Current products

iPathSM GSCI® Total Return Index ETN iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN

Ticker GSP DJP

Primary Exchange NYSE NYSE

Investor Fee

(per annum) 0.75%* 0.75%*

Inception Date 6/6/06 6/6/06

Maturity Date 6/12/36 6/12/36

*The investor fee is equal to: 0.75% x principal amount x index factor, calculated on a daily basis. See Page 5.

3054-iP-0506

7

The first 2 iPath ETNs, which began trading on the New York Stock Exchange in June 2006, are linked to the performance of two commodity indexes:

•	GSCI® Total Return Index

•	Dow Jones-AIG Commodity Index Total ReturnSM

Why commodities?

Real assets vs. financial assets

Goods used in the first part of a manufacturing process

Commodities as an asset class

Portfolio diversifier

Potential to enhance portfolio risk-adjusted return

3054-iP-0506

8

Investors have shown increasing interest in commodities, which as an asset class can offer opportunities to fine-tune a portfolio’s risk and return characteristics. Currently, approximately $75 billion is invested in commodity indexes (Source: Barclays Capital, Inc., as of 3/31/06). What are commodities? What is the rationale for including an allocation to commodities in investment portfolios?

Commodities are the goods used in the initial phase of the manufacturing process, and refer to real assets such as energy, industrial and precious metals, agriculture, and livestock. Commodity and financial asset prices respond differently to capital market and economic conditions, although both are driven by the basic forces of supply and demand. Stocks and bonds can be publicly traded in the secondary market, and prices can quickly reflect forecasted earnings and future cash flows. Conversely, many factors may contribute to how commodity prices respond to market events including warehousing, delivery constraints, changes in supply and demand dynamics, and (in the case of physical commodities) a potential lack of fungibility.

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Commodities have historically exhibited low correlations to financial assets such as stocks and bonds. Because of these low correlations, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility.

Portfolio diversification

Correlation Coefficient GSCI® Total Return Index DJ-AIG Commodity Index Total ReturnSM

S&P 500 Index 0.00 0.09

Lehman Aggregate Index 0.05 0.00

MSCI EAFE Index 0.14 0.23

Annualized Standard Deviation 18.72% 12.14%

Annualized Return 7.12% 7.79%

Source: BGI, Goldman Sachs, S&P, AIG, MSCI, Bloomberg; 3/91 – 3/06 based on monthly returns

3054-iP-0506

Commodities represent an investable asset class with measurable performance. Commodity and financial asset prices respond differently to capital market and economic conditions. As a result, commodity indexes historically exhibit low correlations with the returns of equity and fixed income indexes.

This table summarizes the correlations between the GSCI® Total Return Index, the Dow Jones-AIG Commodity Index Total ReturnSM, and several other indexes. The correlations are calculated using 15 years of monthly returns ending 3/31/06. The annualized standard deviation and annualized returns are calculated over the same 15 year period.

As shown in the table the commodity indexes exhibit low correlations with the S&P 500, Lehman Aggregate, and MSCI EAFE. Because commodities have low correlations to stocks and bonds, an allocation to commodities may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility.

It is important to note the distinction between zero correlation and negative correlation. Two indexes with returns that have zero correlation have no relationship between their returns. So if one index goes up, it provides little information about how the other index might behave. In contrast, if two indexes have returns with negative correlation, they tend to exhibit an inverse relationship. So if one index goes up, the other index will likely go down.

Note that the correlation between GSCI® Total Return Index and Dow Jones-AIG Commodity Index Total ReturnSM is 0.89 – and not 1.00 - which illustrates that they perform differently from each other due to construction and methodology differences. (3/91-3/06 based on monthly returns).

Commodity index comparison

Index Composition (% weight)

DJ-AIG Commodity Index Total ReturnSM GSCI® Total Return Index

0 20 40 60 80 100

30 31 21 9 9

75 11 8 42

Energy Agriculture Industrial Metals

Livestock

Precious Metals

Source: Goldman Sachs, AIG; weights as of 3/31/06. Subject to change.

3054-iP-0506

Two of the most popular broad-based commodity indexes are the Goldman Sachs Commodity Index (GSCI®) and the Dow Jones-AIG Commodity Index (DJAIGCI). This chart shows the sector or commodity group composition of the Total Return sub-indexes of both indexes as of 3/31/06.

While each index intends to provide a measure of the commodity market and its composition, distinct differences in the construction and methodology of the two indexes result in very different sector exposures.

The GSCI® Total Return Index reflects the world’s production of the commodities included in the GSCI® and is production and liquidity weighted. The Dow Jones-AIG Commodity Index Total ReturnSM is both liquidity and production weighted with constraints on individual commodities and commodity groups. This results in the Energy commodity group being represented differently in each index (Dow Jones-AIG Commodity Index Total ReturnSM at 30%, GSCI® Total Return Index at 75%, as of 3/31/06).

Commodity index comparison

Energy Commodity Group Components (% weight)

DJ-AIG Commodity Index Total ReturnSM GSCI® Total Return Index

WTI Crude Oil 12.8% 30.1%

Brent Crude Oil — 13.8%

Natural Gas 12.3% 10.3%

Unleaded Gas 4.1% 7.8%

Heating Oil 3.9% 8.2%

Gasoil — 4.4%

Source: Goldman Sachs, AIG; weights as of January 2006 rebalancing. Subject to change.

3054-iP-0506

This table shows the Energy components included in each index and their % weights in the overall index as of January 2006. The indexes differ in both the types of commodities that are included in addition to the weights that they represent. For example, West Texas Intermediate Crude Oil (WTI Crude Oil) represents approximately 30% of the GSCI® Total Return Index and 13% of the Dow Jones-AIG Commodity Index Total ReturnSM as of January 2006 rebalancing.

Traditional ways to invest in commodities

Physical Commodities Futures / Swaps / OTC Notes Mutual Funds

3054-iP-0506

There are several other ways that investors have traditionally gained access to the commodities market.

•	Physical commodities provide pure exposure to the underlying commodity, but may be impractical (except for direct users) due to storage and delivery requirements. In addition, physicals might be expensive to store due to security or spoilage concerns or even space restrictions.

•	Futures, Swaps, and OTC Notes have predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•	Mutual Funds, until recently, presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

iPath ETNs linked to commodities indexes do not fall into any of these three categories and typically have lower investor fees than currently existing commodity mutual funds that invest in commodities that are available to retail investors. Furthermore iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

Accessing commodities through equities

Equity returns of commodity producers may not strongly correlate with commodity indexes

Company risk vs. commodity risk Companies hedge commodity exposure

Correlation Coefficient Goldman Sachs Crude Oil Total Return Index

S&P Global Energy Index 0.47

Dow Jones Oil & Gas Index 0.44

Goldman Sachs Natural Resources Index 0.46

Source: BGI, Goldman Sachs, S&P, Dow Jones; 3/01 – 3/06

3054-iP-0506

Can an investment in commodities be achieved by investing in companies that produce commodities, instead of investing in the actual commodities? For example, do equity Energy sector indexes provide similar exposure as the Goldman Sachs Crude Oil Total Return index?

This table gives 5-year historical correlations (ending 3/31/06, using monthly returns) of the Goldman Sachs Crude Oil Total Return Index with 3 equity Energy sector indexes. This table shows that equity returns of commodity producers do not correlate strongly to commodity indexes.

An investment in the equity of commodity producers provides exposure to company-specific risk in addition to commodity-specific risk. For example, the stock price of an oil company will reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales, and fundamental valuation.

Innovation in Exchange Traded Products

Better access Broader strategies New flexibility

3054-iP-0506

iPath ETNs provide investors the vehicles to construct broadly diversified portfolios of traditional assets and alternative, low-correlating assets. They offer:

•	Immediate, cost-effective*, tax-efficient** exposure to asset classes that haven’t always been easy to access

•	Broadened asset class opportunities that expand the range and depth of possible strategies that might be explored.

•	New flexibility with the liquidity provided by an exchange listing and a redemption feature.

Disclaimers

*	iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities that are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from lower investors fees can help offset these costs. iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

**	iPath ETNs provide a tax-efficient means to invest in the performance of various market indexes. iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index, which means that an investor will only recognize capital gain or loss upon the sale, redemption or maturity of their iPath ETN, unlike mutual funds that may be required to make capital gain distributions to shareholders. The iPath ETNs currently available will not make capital gain or income distributions, ensuring investors control over the timing of taxable events related to their investment in iPath ETNs.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Barclays Bank PLC and its affiliates including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM”, and “Dow Jones-AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones—AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Not FDIC insured

Have no bank guarantee

May lose value

For more information, visit

www.iPathETN.com

Prospectuses

Info Sheets

Frequently Asked Questions

The Basics of Commodities

1-877-76-iPath